SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

ZILLOW, INC.

(Name of Issuer)

CLASS A COMMON STOCK

(Title of Class of Securities)

98954A107

(CUSIP Number)

23 AUGUST 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of the section of the Act but shall be subject to all other provisions of that Act (however, see the Notes).

CUSIP No. 98954A107

1.	Name of reporting person CONSOLIDATED PRESS INTERNATIONAL HOLDINGS LIMITED
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Citizenship or place of organization COMMONWEALTH OF BAHAMAS
Number of shares beneficially owned by each reporting person	5.	Sole voting power N/A
	6.	Shared voting power 3,006,313
	7.	Sole dispositive power N/A
	8.	Shared dispositive power 3,006,313
9.	Aggregate amount beneficially owned by each reporting person 3,006,313
10.	Check if the aggregate amount in Row (9) excludes certain shares ☐
11.	Percent of class represented by amount in Row (9) 9.35%
12.	Type of reporting person CO

Item 1(a)	Name of Issuer:

ZILLOW, INC.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

1301 SECOND AVENUE, FLOOR 31

SEATTLE, WASHINGTON, 98101

Item 2(a)	Name of Person Filing:

CONSOLIDATED PRESS INTERNATIONAL HOLDINGS LIMITED

Item 2(b)	Address of Principal Business Office or, if none, Residence

10 PETRONA HOUSE

FOWLER STREET OFF EAST BAY STREET

CITY OF NASSAU

ISLAND OF NEW PROVIDENCE

COMMONWEALTH OF BAHAMAS

Item 2(c)	Citizenship:

COMMONWEALTH OF BAHAMAS

Item 2(d)	Title of Class of Securities:

CLASS A COMMON STOCK

Item 2(e)	CUSIP Number:

98954A107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e) ☐ An investment adviser in accordance with §240.13d-1(b) (1)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b) (1)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with §240.13d-1(b) (1)(ii)(G);

(h) ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k) ☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

N/A

Item 4.	Ownership

(a) Amount beneficially owned:

3,006,3131

(b) Percent of class:

9.35%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

N/A

(ii) Shared power to vote or to direct the vote:

3,006,313

(iii) Sole power to dispose or to direct the disposition:

N/A

(iv) Shared power to dispose or to direct the disposition:

3,006,313

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐:

N/A

[1]	Through a series of subsidiaries, the Reporting Person owns Cavalane Holdings Pty Limited, the direct owner of the Issuer’s Class A Common Stock.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

N/A

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 2, 2013

/s/ Michael Johnston
Signature

Michael Johnston / Director
Name/Title